December 5, 2023

Via EDGAR

Alyssa Wall
Amanda Ravitz
Disclosure Review Program
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Golden Entertainment, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2023
File No. 000-24993

Dear Ms. Wall and Ms. Ravitz:

Golden Entertainment, Inc., is in receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated December 4, 2023 (the “Comment Letter”) with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed with the Commission on April 12, 2023. We acknowledge the Staff’s comment contained in the Comment Letter and confirm that we will revise our future proxy disclosures in accordance with the topic discussed in the Comment Letter.

Should you have any questions or concerns, or if you require any further information with respect to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Phyllis Gilland

Phyllis Gilland
Senior Vice President & General Counsel

(p) (702) 495-4446
phyllis.gilland@goldenent.com

cc:     Blake Sartini, Chairman and Chief Executive Officer, Golden Entertainment, Inc.
    Charles Protell, President and Chief Financial Officer, Golden Entertainment, Inc.